                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                                Hawk Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                      Hawk Corporation (Offeror and Issuer)
--------------------------------------------------------------------------------
    (Name of Filing Person(s) (Identifying Status as Offeror, Issuer or Other
                                    Person))

                              Class A Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    420089104
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                      (CUSIP Number of Class of Securities)

                        Marc C. Krantz or Michele L. Hoza
      Kohrman Jackson & Krantz P.L.L., 1375 East Ninth Street, 20th Floor,
      --------------------------------------------------------------------
                       Cleveland, OH 44114 (216-696-8700)
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction valuation*                             Amount of filing fee*
--------------------------------------------------------------------------------
        $ 2,565,446                                           $208
--------------------------------------------------------------------------------

         *Calculated solely for purposes of determining the filing fee. The amount assumes that options to purchase 278,550 shares of stock of Hawk will be exchanged pursuant to this offer. The average aggregate value of each option to purchase one share of common stock of Hawk is $9.21 as of June 25, 2003. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       n/a                 Filing Party:     n/a
                         ----------------                        -------------
Form of Registration No.:     n/a                 Date Filed:       n/a
                          ---------------                        -------------

|_| Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|    third-party tender offer subject to Rule 14d-1.

|X|    issuer tender offer subject to Rule 13e-4.

|_|    going-private transaction subject to Rule 13e-3.

|_|    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

ITEM 1.       SUMMARY TERM SHEET.

      The information set forth under the section entitled "Summary Term Sheet" in the Offer to Exchange dated June 27, 2003 (the "exchange offer"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.       SUBJECT COMPANY INFORMATION.

      (a) The issuer is Hawk Corporation, a Delaware corporation. The company's principal executive office is located at 200 Public Square, Suite 30-5000, Cleveland, Ohio 44114 and our telephone number is 216-861-3553.

      (b) This tender offer statement on Schedule TO relates to Hawk's offer to exchange outstanding options having an exercise price of $6.00 per share or more under our 1997 Stock Option Plan and 2000 Long Term Incentive Plan for new options under our 1997 Stock Option Plan and 2000 Long Term Incentive Plan. Only employees of Hawk or one of our subsidiaries who are not members of our board of directors are eligible to participate in the offer to exchange. The information set forth in the subsection entitled "Source and Amount of Consideration; Terms of New Options" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (c) The information set forth in the subsection entitled "Price Range of Shares Underlying the Options" under "The Offer" section of the exchange offer is incorporated herein by reference.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The person filing this Schedule TO is the issuer, Hawk Corporation. The company's address, and the business address of all executive officers and directors of the company, is 200 Public Square, Suite 30-5000, Cleveland, Ohio 44114 and our telephone number is 216-861-3553. The information set forth in the subsection entitled "Interests of Directors and Officers; Transaction and Arrangements Concerning the Options" under "The Offer" section and "Schedule A" of the exchange offer is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

      (a) The information set forth under the section entitled "Summary Term Sheet," "Certain Risks of Participating in the Offer," and the subsections entitled "Eligibility," "Number of Options; Expiration Date," "Procedures for Tendering Options," "Withdrawal Rights and Change of Election," "Acceptance of Options for Exchange and Issuance of New Options," "Conditions of the Offer," "Source and Amount of Consideration; Terms of New Options," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Material Federal Income Tax Consequences," and "Extension of Offer; Termination; Amendment" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (b) The information set forth in the subsection entitled "Interests of Directors and Officers; Transaction and Arrangements Concerning the Options" under "The Offer" section of the exchange offer is incorporated herein by reference.



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

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth in the subsection entitled "Interests of Directors and Officers; Transaction and Arrangements Concerning the Options" under "The Offer" section of the exchange offer is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the subsection entitled "Purpose of the Offer" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (b) The information set forth in the subsection entitled "Status of Options Acquired by us in the Offer; Accounting Consequences of the Offer" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (c) The company has no plans or proposals and is not involved in any negotiation that would result in any of the occurrences described in Item 1006(c) of Regulation M-A.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the subsection entitled "Source and Amount of Consideration; Terms of New Options" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (b) None.

      (d) Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the subsection entitled "Interests of Directors and Officers; Transaction and Arrangements Concerning the Options" under "The Offer" section and "Schedule A" of the exchange offer is incorporated herein by reference.

      (b) The information set forth in the subsection entitled "Interests of Directors and Officers; Transaction and Arrangements Concerning the Options" under "The Offer" section of the exchange offer is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Not applicable.

ITEM 10.   FINANCIAL STATEMENTS.

      (a) The information set forth in the subsections entitled "Information about Hawk" and "Additional Information" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (b) Not applicable.



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ITEM 11.   ADDITIONAL INFORMATION.

      (a)(1) The information set forth in the subsection entitled "Interests of Directors and Officers; Transaction and Arrangements Concerning the Options" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (2) The information set forth in the subsection entitled "Legal Matters; Regulatory Approvals" under "The Offer" section of the exchange offer is incorporated herein by reference.

      (3) Not applicable.

      (4) Not applicable.

      (5) None.

      (b) The information set forth under the section entitled "Certain Risks of Participating in the Offer," and the subsections entitled "Information about Hawk," "Fees and Expenses," and "Miscellaneous" is incorporated herein by reference.

ITEM 12.   EXHIBITS.

      (a)  (1) Offer to Exchange dated June 27, 2003

           (2) Letter from Ronald E. Weinberg, dated June 27, 2003

           (3) Form of Election Form

           (4) Form of Withdrawal Form

           (5) Press Release dated June 27, 2003

      (b) Not applicable.

      (d) (1) Hawk Corporation 1997 Stock Option Plan (in Exhibit 10.1 to the company's registration statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))

           (2) Hawk Corporation 2000 Long Term Incentive Plan (in Exhibit 10.15 to the company's annual report on Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission)

           (3) Stockholders' Voting Agreement, effective as of November 27, 1996, by and among the Company, Norman C. Harbert, the Harbert Family Limited Partnership, Ronald E. Weinberg, the Weinberg Family Limited Partnership, Byron
S. Krantz and the Krantz Family Limited Partnership (in Exhibit 4.6 to the company's registration statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))

      (g) Not applicable.

      (h) Not applicable.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 27, 2003                 HAWK CORPORATION


                                     /s/ Thomas A. Gilbride
                                     --------------------------------------
                                     Thomas A. Gilbride
                                     Vice President - Finance and Treasurer



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